UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Crown Pacific Partners, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

805 SW Broadway Street, Suite 1500
Address of Principal Executive Office (Street and Number)

Portland, Oregon 97205
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the following, we are unable to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 within the prescribed time period without unreasonable effort or expense:

We are currently seeking a negotiated recapitalization with our lenders to avoid having to sell assets in the current market environment and to avoid any potential covenant defaults under our debt agreements.

Until the outcome of these negotiations is determined, our consolidated financial statements and related disclosures required by Form 10-Q could be incomplete or misleading (including, without limitation, our Consolidated Statements of Operations, our Consolidated Balance Sheets, our Consolidated Statements of Cash Flows, our Management’s Discussion and Analysis of Financial Condition and Results of Operations and certain of our Notes to Consolidated Financial Statements).

The foregoing reason for our inability to file timely is beyond our control and could not be eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven E. Dietrich	(503)	274-2300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the quarter ended March 31, 2003 was $107.0 million compared to $122.8 million for the quarter ended March 31, 2002. The decreased revenues primarily reflect lower revenues from our Timberlands, Manufacturing and Trading and Distribution segments.  Significant declines in market pricing for logs and lumber, as well as decreased volume from our Timberlands segment, lower chip revenue and lower volume and pricing from our Trading and Distribution segment contributed to the lower revenues.

Our operating results will be significantly worse than the operating results reported in the quarter ended March 31, 2002.  While exact figures cannot yet be determined for the reason discussed above, we will report an operating loss and a net loss for the quarter ended March 31, 2003.  Operating income of $8.1 million and net loss of $6.9 million in the quarter ended March 31, 2002 include a $6.0 million gain related to the sale of our Inland South Tree Farm.

Crown Pacific Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2003	By	Crown Pacific Management Limited Partnership, as General Partner

		By:	/s/ Steven E. Dietrich
Steven E. Dietrich Senior Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).